Exhibit 99.2

Directors' Report on the
State of the Corporation's
Affairs for the six and three
month periods ended
June 30, 2012
The information contained in this report constitutes a translation of the directors' report published by the Company. The
Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience only.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

We respectfully present the Directors' Report on the state of affairs of "Bezeq" – The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together: "the Group"), for the six-month period ended June 30, 2012 "the Reporting Period") and for the three-month period then ended ("Quarter").

The Directors' Report contains a condensed review of its subject-matter and was prepared assuming that the Directors' Report for December 31, 2011 is also available to the reader.

The Group reports on four main segments in its financial statements:

1.	Domestic Fixed-Line Communications

2.	Cellular

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

It should also be noted that the Company's consolidated financial statements also include an “Others” segment which comprises mainly Internet services and Internet portal operation (through Walla) and customer call center services (through Bezeq On- Line). This Others segment is not material at the Group level.

Profit for the Reporting Period attributable to the owners of the Company amounted to NIS 997 million, compared with NIS 992 million in the corresponding period last year, an increase of 0.5%.

Profit for the Reporting Period amounted to NIS 1,003 million, compared with NIS 991 million in the corresponding period last year, an increase of 1.2%.

The Group's EBITDA (operating profit before depreciation and amortization) increased from NIS 2,283 million in the corresponding period last year to NIS 2,312 million in the Reporting Period, an increase of 1.3%.

Profit for the Quarter attributable to the owners of the Company amounted to NIS 415 million, compared with NIS 585 million in the corresponding quarter last year, a decrease of 29.1%.

Profit for the Quarter amounted to NIS 412 million compared with a profit of NIS 585 million in the corresponding quarter last year, a decrease of 29.6%.

The Group's EBITDA decreased from NIS 1,283 million in the corresponding quarter last year to NIS 1,104 million in the Quarter, a decrease of 14%.

The results for the Reporting Period and the Quarter compared with the corresponding period and quarter were affected by various factors described in this report, including a decrease in revenue which was moderated by a decrease in operating and general expenses, as well as expenses in respect of due to early retirement recorded in the first quarter of 2011 in the Domestic Fixed-Line Communications segment.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

1.	Explanations of the Board of Directors for the state of the corporation's affairs, the results of its operations, its equity, cash flows and other topics

1.1	Financial position

1.1.1
Assets

The Group's assets at June 30, 2012 amounted to NIS 16.14 billion, compared with NIS 15.20 billion on June 30, 2011, of which NIS 6.14 billion (38%) are property, plant and equipment, compared with NIS 5.89 billion (39%) on June 30, 2011.

The increase in the Group’s assets stems primarily from the Domestic Fixed-Line Communications segment, as described below.

In the Domestic Fixed-Line Communications segment, total assets, without loans and investment in associates, increased, compared with June 30, 2011 by NIS 769 million. The increase stems mainly from an increase in current financial assets as a result of receipts generated from operating activities and the proceeds from an issue of debentures received in the second half during the six month period ending June 30, 2011, and a rise in the balances of property, plant and equipment resulting from continued deployment of the NGN.

In the Cellular segment, total assets increased from NIS 5.32 billion on June 30, 2011 to NIS 5.40 billion at June 30, 2012. The increase stems primarily from a rise in the balance of cash and cash equivalents and in the customer balance, which was partially offset by a decrease in property, plant and equipment and intangible assets and a decrease in inventory.

In the International Communications, Internet and NEP segment, assets increased by NIS 137 million. Most of the increase occurred in property, plant and equipment balances following investment in setting up the Seabed Cable.

In the Multi-Channel Television segment total assets increased by NIS 78 million, which stemmed mainly from a rise in the balances of property, plant and equipment that stems mainly from an increase in the balance of decoders.

1.1.2
Liabilities

The Group's debt to financial institutions and debenture holders at June 30, 2012 amounted to NIS 9.12 billion, compared with NIS 6.98 billion on June 30, 2011.1 The increase in debt stemmed from the Domestic Fixed-Line Communications segment following an issue of debentures and receipt of loans from banking corporations in the second half of 2011. The increase was moderated by the repayment of loans and debentures in the Domestic Fixed-line Communications segment and in the Cellular segment.

1           The Group's debt to financial institutions and debenture-holders net of cash and cash equivalents and current  investments at June 30, 2012, amounted to NIS 7.90 billion, compared with NIS 6.50 billion on June 30, 2011.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

1.2	Results of operations

1.2.1	Principal results Condensed consolidated statement of income:

	For the six-month period ended				For the three-month period ended
	June 30				June 30
	2012	2011	Increase	Change	2012	2011	Increase	Change
	NIS millions	NIS millions	(decrease)%		NIS millions	NIS millions	(decrease)%

Revenue	5,335	5,806	(471)	(8)%	2,595	2,893	(298)	(10)%
Operating expenses	3,739	4,206	(467)	(11)%	1,849	1,958	(109)	(6)%
Operating profit	1,596	1,600	(4)	-	746	935	(189)	(20)%
Finance expenses, net	33	82	(49)	(60)%	77	62	15	24%
Profit after finance expenses, net	1,563	1,518	45	3%	669	873	(204)	(23)%
Share in losses of associates	141	137	4	3%	83	72	11	15%
Profit before income tax	1,422	1,381	41	3%	586	801	(215)	(27)%
Income tax	419	390	29	7%	174	216	(42)	(19)%
Profit for the period	1,003	991	12	1%	412	585	(173)	(30)%

Attributed to:
Owners of the Company	997	992	5	0.5%	415	585	(170)	(29)%
Non-controlling interests	6	(1)	7	-	(3)	-	(3)	-
Profit for the period	1,003	991	12	1%	412	585	(173)	(30)%

Earnings per share (NIS)
Base earnings per share	0.37	0.37	-	-	0.15	0.22	(0.07)	(32)%
Diluted earnings per share	0.37	0.36	0.01	3%	0.15	0.21	(0.06)	(29)%

The Group’s revenue in the Reporting Period amounted to NIS 5,335 million, compared with NIS 5,806 million in the corresponding period, a decrease of 8.1%.
The Group’s revenue in the Quarter amounted to NIS 2,595 million, compared with NIS 2,893 million in the corresponding quarter, a decrease of 10.3%.
The decrease in the Group's revenue stemmed from the Cellular segment, as a result of a decrease in revenues from services and from the sale of terminal equipment.

The Group’s depreciation and amortization expenses in the Reporting Period amounted to NIS 716 million compared with NIS 683 million in the corresponding quarter, an increase of 4.8%.
Depreciation and amortization expenses in the Quarter amounted to NIS 358 million, compared with NIS 348 in the corresponding quarter, an increase of 2.9%.
The increase stems from the Domestic Fixed-Line Communications segment and the International Communications, Internet and NEP segment, as explained below.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

The Group’s salary expenses in the Reporting Period amounted to NIS 1,016 million compared with NIS 1,072 million in the corresponding period, a decrease of 5.2%.
The Group’s salary expenses in the Quarter amounted to NIS 505 million compared with NIS 540 million in the corresponding quarter, a decrease of 6.5%.
The decrease stems from the Domestic Fixed-Line Communications segment and the Cellular segment, as explained below.

The Group’s operating and general expenses in the Reporting Period amounted to NIS 2,013 million compared with NIS 2,263 million in the corresponding period, a decrease of 11%.
Operating and general expenses in the Quarter amounted to NIS 969 million compared with NIS 1,132 million in the corresponding quarter, a decrease of 14.4%.
The decrease stems primarily from the Cellular segment, mainly as a result of a decrease in sales of terminal equipment.

Other operating income, net, in the Reporting Period amounted to NIS 6 million compared with expenses of NIS 188 million in the corresponding period.
Other operating expenses, net, in the Quarter amounted to NIS 17 million compared with income of NIS 62 million in the corresponding quarter.
Expenses in the corresponding period stemmed from recording a provision of NIS 281.5 million due to severance and early retirement in the Domestic Fixed-Line Communications segment in the first quarter of 2011.
The transition from income to expenses in the current Quarter stems from recognition of a loss of NIS 54 million following a decision of the Company to terminate the Customer Relations Management (CRM) system project. See below for more information.

The Group's finance expenses, net, in the Reporting Period amounted to NIS 33 million, compared with NIS 82 million in the corresponding period, a decrease of approximately 60%.
Most of the decrease stems from the sale of all the shares held by Stage One Venture Capital Fund (Israel) L.P. in Traffix Communication Systems Ltd., which were classified by the Group as an investment available for sale. As a result, finance income of NIS 74 million was recorded in the consolidated financial statements in the first quarter of 2012 (see
Note 4.3 to the financial statements). The decrease was offset mainly by a rise in net finance expenses in the Domestic Fixed-Line Communications segment.
The Group's finance expenses, net, in the Quarter amounted to NIS 77 million, compared with NIS 62 million in the corresponding quarter, an increase of 24.2%.
See below for more information.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

1.2.2	Segments of operation

A	The table shows revenue and operating profit by segment of operation:

	For the six-month period ended				For the three-month period ended
	June 30				June 30
	2012		2011		2012		2011
	NIS millions	% of total revenue	NIS millions	% of total revenue	NIS millions	% of total revenue	NIS millions	% of total revenue
Revenue by segment of operation
Domestic Fixed-Line Communications	2,360	44.2%	2,348	40.4%	1,161	44.7%	1,170	40.4%
Cellular	2,392	44.8%	2,888	49.7%	1,148	44.2%	1,438	49.7%
International Communications, Internet and BEP Services	662	12.4%	662	11.4%	330	12.7%	333	11.5%
Multi-Channel Television	825	15.5%	810	14%	409	15.8%	404	14%
Others and set-offs*	(904)	(16.9)%	(902)	(15.5)%	(453)	(17.4)%	(452)	(15.6)%
Total Group revenue	5,335	100%	5,806	100%	2,595	100%	2,893	100%

Operating profit by segment of operation
Domestic Fixed-Lime Communications	976	44.2%	728	31%	437	37.6%	517	44.2%
Cellular	526	44.8%	756	26.2%	259	22.6%	357	24.8%
International Communications, Internet and BEP Services	103	12.4%	121	18.3%	53	16.1%	60	18%
Multi-Channel Television	126	15.5%	127	15.7%	74	18.1%	66	16.3%
Others and set-offs*	(135)	(16.9)%	(132)	-	(77)	-	(65)	-
Consolidated operating income / percentage of Group revenue	1,596	100%	1,600	27.6%	746	28.8%	935	32.3%

* Set-offs are mainly due to the Multi-Channel Television segment, which is an associate.

B
Domestic Fixed-Line Communications segment

Revenues

The segment's revenues in the Reporting Period amounted to NIS 2,360 million compared with NIS 2,348 million in the corresponding period, an increase of 0.5%.
The increase in the segment's revenues in the Reporting Period stems mainly from an increase in revenue from high-speed Internet, mainly as a result of an increase in revenue per subscriber as surfing speeds are upgraded, and as a result of an increase in the number of Internet subscribers. Revenues from data communications also increased. The increase in revenues was offset by a decrease in revenues from telephony, mainly as a result of erosion of revenue per telephone line and a moderate decrease in the number of subscribers.
The segment's revenues in the Quarter amounted to NIS 1.161 million compared with NIS 1,170 million in the corresponding quarter, a decrease of 0.8%.
Revenues in the Quarter decreased primarily as a result of the decrease in revenues from telephony, which was moderated by an increase in revenues from Internet and data communications, for the reasons described above.

Costs and expenses

Depreciation and amortization expenses in the Reporting Period amounted to NIS 356 million, compared with NIS 333 million in the corresponding period, an increase of 6.9%.
Depreciation and amortization expenses in the Quarter amounted to NIS 178 million, compared with NIS 171 million in the corresponding quarter, an increase of 4.1%.
The increase in depreciation and amortization expenses stems from investment in the NGN project and was moderated due to the end of depreciation of other property, plant and equipment.

The salary expenses in the Reporting Period amounted to NIS 534 million compared with NIS 575 million in the corresponding period, a decrease of 7.1%.
The salary expense in the Quarter amounted to NIS 267 million compared with NIS 291 million in the corresponding quarter, a decrease of 8.3%.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

The decrease in salary expenses stemmed mainly from a decrease in share-based payments and a decrease in the number of employees, and was partly offset by wage creep.

Operating and general expenses in the Reporting Period amounted to NIS 500 million compared with NIS 524 million in the corresponding period, a decrease of 4.6%.
Operating and general expenses in the Quarter amounted to NIS 263 million compared with NIS 253 million in the corresponding quarter, a decrease of 4%.
The decrease in expenses in the Period is mainly due to the decrease in the payment of frequency fees in the first Quarter of 2012 (see Note 13.1 to the financial statements). The decrease was moderated by a rise in terminal equipment and materials expenses in the Reporting Period and the Quarter, and in royalties expenses following an increase in their rate compared with the corresponding period and quarter. It is noted that after the date of the financial statements, a decision was made to lower the rate of royalties (see Note 13.3 to the financial statements).

Other operating income, net, in the Reporting Period amounted to NIS 6 million compared with expenses of NIS 188 million in the corresponding period.
Other operating expenses, net, in the Quarter amounted to NIS 16 million compared with income of NIS 62 million in the corresponding quarter.
The transition from expenses to income in the Reporting Period stemmed from recording provision expenses of NIS 281.5 million in the first quarter of 2011 due to severance at early retirement. Conversely, the Company recognized a loss of NIS 54 million in the Quarter, following the Company's decision to terminate the CRM project (see Note 13.2 to the financial statements). There was also a decrease in capital gains from the sale of real estate properties in the Reporting Period.

Profitability

Operating profit in the segment for the Reporting Period amounted to NIS 976 million compared with NIS 728 million in the corresponding period, an increase of 34.1%.
Operating profit in the segment in the Quarter amounted to NIS 437 million compared with NIS 517 million in the corresponding quarter, a decrease of 15.5%. The change in operating profit stems from the changes described above in the revenue and expense items in the Reporting Period, primarily from the provision for severance in early retirement which was recorded in the first quarter of 2011, and in the Quarter mainly from termination of the CRM project.

Finance expenses, net

Finance expenses, net in the Reporting Period amounted to NIS 125 million, compared with NIS 99 million in the corresponding period, an increase of 26.3%.
Finance expenses, net in the Quarter amounted to NIS 76 million, compared with NIS 73 million in the corresponding quarter, an increase of 4.1%.
The increase in both the Reporting Period and the Quarter stems primarily from an increase in interest expenses due to debentures issued at the beginning and during the six month period ending June 30, 2011, a rise in bank credit at fixed and variable shekel interest, and in the Reporting Period from finance expenses due to revaluation of the liability to distribute a dividend which is not in compliance with the earnings test. The increase was moderated mainly by finance income from loans extended to associates, profits from financial assets held for trade, recording finance income following a reduction in the liability for payment of frequency fees in the first quarter of 2012 (see Note 13.1 to the financial statements), and a smaller rise in the known CPI compared with the corresponding period. In addition, the finance expenses due to revaluation of the liability to distribute a dividend that is not in compliance with the earnings test, decreased in the Quarter.

C	Cellular segment Revenue The segment’s revenues in the Reporting Period amounted to NIS 2,392 million compared with NIS 2,888 million in the corresponding period, a decrease of 17.2%.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

The segment’s revenues in the Quarter amounted to NIS 1,148 million compared with NIS 1,438 million in the corresponding quarter, a decrease of 20.2%.
The segment’s revenues from services (including value added services) in the Reporting Period amounted to NIS 1,691 million compared with NIS 1,874 million in the corresponding period, a decrease of 9.8%.
Revenues from services in the Quarter amounted to NIS 857 million compared with NIS 925 million in the corresponding quarter, a decrease of 7.4%

The decrease in the service revenues stemmed from tariff erosion as a result of intensifying competition, which led to a decrease in average revenue per user (ARPU).

Revenues in the segment from the sale of terminal equipment in the Reporting Period amounted to NIS 701 million, compared with NIS 1,014 million in the corresponding period, a decrease of 30.9%.
Revenues in the segment from the sale of terminal equipment in the Quarter amounted to NIS 291 million, compared with NIS 513 million in the corresponding quarter, a decrease of 43.3%.
The decrease stemmed primarily from fewer upgrades and sales, which were partly offset by a rise in the average price of handsets sold.

Costs and expenses

Depreciation and amortization expenses in the Reporting Period amounted to NIS 272 million compared with NIS 282 million in the corresponding period, a decrease of 3.5%.
Depreciation and amortization expenses in the Quarter amounted to NIS 137 million compared with NIS 143 million in the corresponding quarter, a decrease of 4.2%.
The decrease in these expenses stemmed primarily from the termination of capitalization of the amortization on subscriber acquisition costs.

Salary expenses in the Reporting Period amounted to NIS 262 million compared with NIS 299 million in the corresponding period, a decrease of 12.4%.
Salary expenses in the Quarter amounted to NIS 130 million compared with NIS 149 million in the corresponding quarter, a decrease of 12.8%.
The decrease in the salary expenses stems primarily from a decrease in the number of positions.

Operating and general expenses in the Reporting Period amounted to NIS 1,332 million compared with NIS 1,551 million in the corresponding period, a decrease of 14.1%.
The decrease stemmed mainly from a decrease in the cost of terminal equipment as a result of a decline in the number of handsets upgraded and sold, which was partly offset by a rise in handset prices.
Operating and general expenses in the Quarter amounted to NIS 622 million compared with NIS 789 million in the corresponding quarter, a decrease of 21.2%.
The decrease stemmed mainly from a decrease in the cost of terminal equipment, mainly as a result of fewer handsets upgraded and sold, and a fall in the prices of upgraded handset prices, which was offset by a rise in the prices of handsets sold.

Profitability

Operating profit in the segment in the Reporting Period amounted to NIS 526 million compared with NIS 756 million in the corresponding period, a decrease of 30.4%.
Operating income in the segment in the Quarter amounted to NIS 259 million compared with NIS 357 million in the corresponding quarter, a decrease of 27.5%.
The decrease in operating profit stemmed primarily from erosion of revenues from services and a decline in quantities of terminal equipment sold, as noted above.

Finance income, net

The segment's finance income, net, in the segment amounted to NIS 22 million in the Reporting Period, compared with NIS 19 million in the corresponding period, an increase of 15.8%.
The increase stemmed primarily from an increase in the credit embodied in the sale of terminal equipment on installments and from a decrease in the rate of rise in the known CPI compared with the corresponding period. The increase was partly offset by higher interest expenses in due to loans from the parent company and by exchange rate differences due to the rise in the dollar rate in the Reporting Period compared with the corresponding period.
In the Quarter the segment had no finance income, net, compared with income of NIS 9 million in the corresponding quarter.
The decrease stems mainly from higher interest expenses due to loans from the parent company and exchange rate differences due to a rise in the dollar rate in the Quarter compared with the corresponding quarter. The decrease was partly offset by finance income from an increase in the credit embodied in the purchase of terminal equipment on installments.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

D
International Communications, Internet and NEP

Revenue

The segment’s revenues for the Reporting Period amounted to NIS 662 million, similar to the corresponding period.
Revenues in the Quarter amounted to NIS 330 million compared with NIS 333 million in the corresponding quarter, a decrease of 1%.
The decrease in revenues from incoming and outgoing calls that stems from a decline in the volume of traffic throughout the market and a decrease in revenues from transferring calls between carriers worldwide, was offset by an increase in revenues due primarily to an increase in Internet revenues as a result of increasing numbers of subscribers and of growth in the Reporting Period in Information and Communications Technology (ICT) operations for business.

Costs and expenses

Depreciation and amortization expenses in the Reporting Period amounted to NIS 69 million compared with NIS 51 million in the corresponding period, an increase of 35%.
Depreciation and amortization expenses in the Quarter amounted to NIS 34 million compared with NIS 37 million in the corresponding period, an increase of 26%.
Most of the increase stems from the start of depreciation of the Seabed Cable this year.

Salary expenses in the Reporting Period amounted to NIS 136 million compared with NIS 129 million in the corresponding period, an increase of 5.4%.
The increase in the salary expenses stems mainly from an increase in the number of workers employed via outsourcing in the ICT operation, and from the termination of capitalization of subscriber acquisition costs.
Salary expenses in the Quarter amounted to NIS 66 million, similar to the corresponding quarter.

Operating and general expenses in the Reporting Period and the Quarter amounted to NIS 354 million and NIS 176 million respectively, compared with NIS 361 million and NIS 180 million in the corresponding period and quarter, a decrease of 2%.
The decrease in these expenses stems from the erosion of revenues in some of the segment's operations as described above, and from streamlining as a result of setting up the Seabed Cable.

Profitability

Operating profit in the Reporting Period amounted to NIS 103 million compared with NIS 121 million in the corresponding period, a decrease of 14.9%.
Operating profit in the Quarter amounted to NIS 53 million compared with NIS 60 million in the corresponding quarter, a decrease of 11.7%.
The decrease stems from the changes described above in the revenue and expense items.

E
Multi-channel television segment (stated by the equity method)

Revenue

The segment’s revenues in the Reporting Period amounted to NIS 825 million compared with NIS 810 million in the corresponding period, an increase of 1.9%.
Revenues in the Quarter amounted to NIS 409 million compared with NIS 404 million in the corresponding quarter, an increase of 1.2%.
Most of the increase stems from a rise in revenues from the use of advanced converters, increased revenues from premium channels, and one-time sales of content in the first quarter of 2012.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

Costs and expenses

Cost of sales in the Reporting Period amounted to NIS 528 million, compared with NIS 541 million in the corresponding period, a decrease of 2.4%.
Cost of sales in the Quarter amounted to NIS 256 million, compared with NIS 269 million in the corresponding quarter, a decrease of 4.8%.
Most of the decrease stems from a decrease in depreciation expenses.

Sales, marketing, administrative and general expenses in the Reporting Period amounted to NIS 171 million, compared with NIS 142 million in the corresponding period, an increase of 20%.
Sales, marketing, administrative and general expenses in the Quarter amounted to NIS 79 million, compared with NIS 70 million in the corresponding quarter, an increase of 12.9%.
The increase in these expenses stemmed from the termination of capitalization of subscriber acquisition costs and from an increase in advertising costs and depreciation.

Profitability

Operating profit in the Reporting Period amounted to NIS 126 million compared with NIS 127 million in the corresponding period.
Operating profit in the Quarter amounted to NIS 74 million compared with NIS 66 million in the corresponding quarter, an increase of 12.1%
The change in operating profit stems from the above-mentioned changes in the revenue and expense items

1.2.3
Income tax

The Group's tax expenses in the Reporting Period amounted to NIS 419 million, which is 26.8% of profit after net finance expenses, compared with NIS 390 million and 25.7% of profit after net finance expenses in the corresponding period.

The Group's tax expenses in the Quarter amounted to NIS 174 million, which is 26% of profit after net finance expenses, compared with NIS 216 million and 24.7% of profit after net finance expenses in the corresponding quarter.

The increase in the percentage of tax after net finance expenses stems mainly from the rise in the corporate tax rate (from 24% in 2011 to 25% in 2012), and from unrecognised expenses in the Reporting Period and in the Quarter (mainly share-based payments).

1.3	Equity

Equity attributable to the Company's owners at June 30, 2012 amounted to NIS 2.58 billion, compared with NIS 2.44 billion on June 30, 2011, and is approximately 16% of the total balance sheet for both dates.
The increase in equity, which stemmed mainly from the Group's profits and also from share-based payments, was largely offset by the distribution of a dividend of NIS 2.07 billion during the six month period ended December 31, 2011 and during the six month period ended June 30, 2012, in respect of profits in 2011.

1.4	Cash flows

Consolidated cash flows from operating activities in the Reporting Period amounted to NIS 1,988 million, compared with NIS 1,445 million in the corresponding period, an increase of NIS 543 million. Consolidated cash flow in the Quarter amounted to NIS 990 million, compared with NIS 670 million in the corresponding quarter, an increase of NIS 320 million.
Most of the increase in the Reporting Period stems from the Cellular segment, owing to a decrease in working capital resulting primarily from the decline in sales of terminal equipment on installments, and from the deduction of transactions in installments paid by credit card (see Note 10.2 to the financial statements), offset by a decrease in net profit. The increase in the Quarter was also from the Cellular segment, and was moderated by the decrease in the Quarter in cash flow from operating activities in operations the Domestic Fixed-Line Communications segment.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

Cash flow from operating activities is one of the sources of finance for the Group’s investments, which during the Reporting Period included NIS 700 million in the development of communications infrastructures and NIS 142 million in intangible assets and deferred expenses, compared with NIS 797 million and NIS 158 million, respectively, in the corresponding period. In the Domestic Fixed-Line Communications segment, net proceeds received from the sale of financial assets held for trading amounted to NIS 324 million, and a sum of NIS 68 million in proceeds from the sale of property, plant and equipment was received, compared with NIS 235 million in the corresponding period.
In addition, the Group received NIS 93 million in proceeds from the realization of non-current investments and loans, including proceeds from the sale of available-for-sale assets (see Note 4.3 to the financial statements).

In the Reporting Period, the Group repaid debts and paid interest totaling NIS 764 million, of which NIS 384 million of debentures, NIS 104 million of loans, and NIS 276 million of interest payments. This compares with repayment of debt and interest payments of NIS 977 million in the corresponding period. Conversely, no debt was raised in the Reporting Period, whereas in the corresponding period the Domestic Fixed-Line Communications segment raised NIS 2 billion of debt.
In the Quarter, the Group paid NIS 77 million to finance a rise in the percentage of its holding in a subsidiary. Also in the Quarter, a dividend of NIS 1.57 billion was paid, compared with NIS 1.66 billion in the corresponding quarter.

Average of long-term liabilities (including current maturities) to financial institutions and debenture holders in the Reporting Period amounted to NIS 9,391 million.

Average supplier credit in the Reporting Period was NIS 895 million, and average short-term customer credit was NIS 3,102 million. The average long-term customer credit was NIS 1,371 million.

The Group's working capital surplus at June 30, 2012 amounted to NIS 642 million, compared with a working capital deficit of NIS 1,298 million on June 30, 2011.
The Company (according to its separate financial statements) has a working capital deficit of NIS 987 million at June 30, 2012, compared with a deficit of NIS 2,360 million on June 30, 2011. The decrease in the Company's working capital deficit stems from raising long-term debentures that were used to repay current liabilities of the Company and were invested, inter alia, in financial assets held for trading.
In addition, there is also an increase in the working capital surplus in the Cellular segment.

The Board of Directors of the Company reviewed the existing and future cash sources and needs in the foreseeable future, the investment needs of the Company and the sources of finance and potential amounts available to the Company. Based on its review of all these factors, the Board of Directors concluded that despite the Company's working capital deficit (according to its separate financial statements), the Company does not have a liquidity problem. The Company can meet its existing and future cash needs for the foreseeable future, by means of generating cash from operations, by receipt of dividends from subsidiaries, and also by raising debt, should the Company so choose, from bank and non-bank sources.2

The above information includes forward-looking information based on the Company's assessments of its liquidity. The actual data could differ significantly from those assessments if a change occurs in one of the factors taken into account in making them.

2.	Explanations of the Board of Directors relating to exposure to market risks and their management

2.1
Fair value sensitivity tests and the effects of changes in the market prices of the fair value of the balances on and off the balance sheet for which there is a strong commitment at June 30, 2012, do not differ significantly from the report at December 31, 2011.

2.2	The linkage base report at June 30, 2012 does not differ significantly from the report at December 31, 2011.

2           For this reason, there are no warning signs in the Company as provided in Article 10(b)(14) of the Securities (Periodic and immediate reports) Regulations for adding a projected cash flows report.

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

3.	Aspects of Corporate Governance

3.1	Disclosure of the process for approval of the financial statements

3.1.1
Committee

The Committee for Examination of the Company's Financial Statements is a separate committee which does not also serve as the Audit Committee (each committee has a different chairman). However, it is noted that all of the members of the Audit Committee are also members of the Committee for the Examination of the Financial Statements.

3.1.2
Committee members

The committee comprises the following four members: Yitzhak Idelman, chairman (external director), Mordechai Keret (external director), Eldad Ben-Moshe (independent director), and Dr. Yehoshua Rosenzweig (independent director), each of whom has accounting and financial expertise. All the committee members gave declarations prior to their appointment. For additional details about the directors who are members of the committee, see Chapter D of the Company's Periodic Report for 2011.

3.1.3	Approval of the financial statements

A	The Committee for the Examination of the Financial Statements discussed and formulated its recommendations for the Board at its meetings on July 25 and July 30, 2012.

B	The meeting on July 25, 2012 was attended by Yitzhak Idelman, Dr. Yehoshua Rosenzweig and Mordechai Keret. All the members of the committee attended the meeting on July 30, 2012.

C
Other than the committee members, the meeting on July 25, 2012 was attended by Chairman of the Board Mr. Shaul Elovitz, Deputy CEO and CFO Mr. Alan Gelman, Company Controller Mr. Danny Oz, Company Secretary Ms. Linor Yochelman, internal auditor Mr. Lior Segal, General Counsel Mr. Amir Nachlieli, director Mr. Rami Nomkin, the external auditors and other officer-holders in the Company. Other than the committee members, the meeting on July 30, 2012 was attended by Chairman of the Board Mr. Shaul Elovitz, Company CEO Mr. Avi Gabbay, Deputy CEO and CFO Mr. Alan Gelman, Company Controller Mr. Danny Oz, internal auditor Mr. Lior Segal, director Mr. Rami Nomkin, Company Secretary Ms. Linor Yochelman, General Counsel Mr. Amir Nachlieli, the external auditors and other officer-holders in the Company.

D
The Committee reviewed the assessments and estimates made in connection with the financial statements, internal controls relating to the financial reporting, the integrity and propriety of the disclosure in the financial statements, and the accounting policy adopted in the corporation’s material affairs.

E	The committee’s recommendations were forwarded in writing to the Board on July 30, 2012.

F	The Board discussed the recommendations for the examination of the financial statements on August 1, 2012.

G
The Board believes that the recommendations of the Committee for the Examination of the Financial Statements were submitted a reasonable time (about two business days) prior to the Board meeting, even taking into account the scope and complexity of the recommendations.

H	The Board accepted the recommendations of the Committee for the Examination of the Financial Statements, and resolved to approve the Company's financial statements for the second quarter of 2012.

3.2
Application of the Provisions of the Sarbanes-Oxley Act of 2002 (SOX)

Commencing 2011, the Company ceased to apply the provisions of the Securities (Periodic and immediate reports) (Amendment) Regulations, 2009, in the matter of internal control, and applies instead the provisions of the Sarbanes-Oxley Act of 2002 (SOX), as a significant subsidiary of a company traded in the U.S. (foreign private issuer).

Directors' Report on the state of the corporation's affairs for the period ended June 30, 2012

4.	Disclosure concerning the financial reporting of the corporation

4.1
Critical accounting estimates

Preparation of the financial statements in accordance with IFRS requires management to make assessments and estimates that affect the reported values of the assets, liabilities, income and expenses, as well as the disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors which it believes are relevant in the circumstances. Actual results might differ from these assessments with different assumptions or conditions. Information about primary topics of uncertainty in critical estimates and judgments made in the application of the accounting policy is provided in the annual financial statements. We believe that these assessments and estimates are critical since any change in these assessments and assumptions could potentially have a material effect on the financial statements.

4.2
Owing to the materiality of the claims filed against the Group, which cannot yet be assessed or the exposure estimated, the auditors drew attention to them in their opinion on the financial statements.

4.3	Material events after the date of the financial statements

On August 1, 2012, the Board of Directors of the Company resolved to recommend to the general meeting of its shareholders to distribute a cash dividend to the shareholders in the amount of NIS 997 million. See Note 6.5 to the financial statements.

On the matter of repayment of a long-term bank loan of DBS and a new debt repayment schedule with DBS, see Notes 4.2.5 and 4.2.6 to the financial statements.

5.	Details of series of liability certificates

5.1	Debentures Series 5

5.1.1
On March 21, 2012, the appointment of Hermetic Trust (1975).Ltd. ("Hermetic") was approved as trustee for the Debentures (Series 5) of the Company, replacing Mizrachi Tefahot Trust Co. Ltd., and accordingly, from that date, Hermetic serves as trustee for those debentures.

The trust company:

Hermetic Trust (1975).Ltd.
Contact person in the trust company – Dan Avnon, CEO
Email address – avnon@hermetic.co.il,  telephone: 5274867
Address – 113 Hayarkon Street, Beit Hermetic, Tel Aviv

5.1.2	On June 1, 2012, NIS 397,827,833 of Debentures Series 5 was repaid.

The fair value and the stock exchange value of Debentures Series 5 is NIS 2,118,035,385 at June 30, 2012.

5.2	Other than the above, the details relating to the series of liability certificates at June 30, 2012 do not differ significantly from the report on December 31, 2011.

5.3	On July 4, 2012, the Company was notified by Standard & Poor's Maalot, which rates the Company (AA+/Negative outlook) and its debentures (AA+), of ratification of the above ratings with no change.

On July 19, 2012 the Company was notified by rating company Midroog Ltd., which rates the Company's Debentures (Series 5, 6, 7, 8), of lowering the rating of the Company's Debentures (Series 5, 6, 7, 8) from Aa1/Negative outlook to Aa2/Stable outlook.

The rating reports are attached to this Directors' Report.

6.	Miscellaneous

For information about the liability balances of the reporting corporation and the subsidiaries or the proportionately consolidated companies in its financial statements at June 30, 2012, see the report form filed by the Company on Magna on August 2, 2012

We thank the managers, the employees, the public and the shareholders of the Group’s companies.

Shaul Elovitz Chairman of the Board of Directors	Avraham Gabbay CEO

Date of signature: August 1, 2012.